

May 16, 2011

Via Email
Malcolm W. Sherman
Executive Vice President
Delta Mutual, Inc.
14362 N. Frank Lloyd Wright Blvd., Suite 1103
Scottsdale, AZ 85260

     **Re:    Delta Mutual, Inc.**
              **Item 4.01 Form 8-K**
              **Filed May 12, 2011**
              **File No. 0-30563**

Dear Mr. Sherman:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Form 8-K Filed May 12, 2011

1.     Please disclose whether during the period of RBSM's engagement there were any disagreements with your former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which if not resolved to the satisfaction of the former accountant would have caused it to make reference to the subject matter of the disagreement in its report. Please refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

2.     Please tell us whether there were any reportable events as described in paragraph (a)(1)(v) of Regulation S-K that occurred within the period of RBSM's engagement. If so, please provide the information required by paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

3.      Please file a letter from RBSM LLP as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Lisa Sellars at (202) 551-3348 if you have questions.  In her absence you may contact me at (202) 551-3737.

                                        Sincerely,

                                        /s/ Jennifer Thompson

                                        Jennifer Thompson
                                        Accounting Branch Chief